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                                                                      Exhibit 99

FOR IMMEDIATE RELEASE

MEDIA CONTACT:                           INVESTOR CONTACT:

ROD BITZ                                 RICHARD N. JOWETT
PHONE:  612-931-5413                     PHONE:  612-931-6080
E-MAIL: ROD_BITZ@ATK.COM                 E-MAIL: RICHARD_JOWETT@ATK.COM

                     ALLIANT TECHSYSTEMS BOARD OF DIRECTORS
                  APPROVES AMENDMENT TO STOCKHOLDER RIGHTS PLAN

         MINNEAPOLIS, MARCH 18, 1999 - Alliant Techsystems (NYSE: ATK) said its board of directors has approved an amendment to the company's stockholder rights plan that will increase the exercise price for the rights issued pursuant to the plan.

         The stockholder rights plan, which was originally adopted in September 1990, provides stockholders the right to purchase in certain circumstances a fractional share of preferred stock, subject to adjustment. The exercise price per right was established at $80, based upon prevailing market prices at the time the plan was adopted. The amendment to the plan, which was approved unanimously by the board of directors, increases the exercise price to $120 in recognition of the substantial increase in the company's stock price since the plan was adopted. No other significant amendments were made to the plan, and the rights currently cannot be exercised.

         Paul Miller, chairman and chief executive officer, said the action was taken after careful study, and is not in response to any pending takeover or proposed change in control of the company.

         "Since 1990, the market price of Alliant's common shares has increased significantly, and further increases may impair the effectiveness of the stockholder rights plan," said Miller. "The board of directors believes that this amendment is appropriate to continue to protect the company and its stockholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the company and its stockholders."

         Alliant Techsystems is a $1.1 billion aerospace and defense company with approximately 6,300 employees. Headquartered in Hopkins, Minn., the company's business groups are Conventional Munitions, Space and Strategic Systems, and Defense Systems. Company news and information can be found on the Internet at www.atk.com.